The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, 23rd Floor
Toronto, Ontario
Canada M5H 1H1

04012544

82-132

Scotiabank

January 8, 2004

SECURITIES AND EXCHANGE COMMISSION
450 FIFTY STREET
WASHINGTON DC. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
JAN 30 2004
WASH. D.C. 156 SECTION

GENTLEMEN:

Please find enclosed herewith one original and two copies of Notice

Of Proposed Sales of Securities, which we are filing on behalf of

Our client RICHARD WILLIAM JACKSON with his proposed sale of 60,000 shares of

QUOTEMEDIA.CON INC

Yours truly

SCOTIA CAPITAL INC.
Legal Transfer Department

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

dw 2/3

410-32154-16

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

1729

EFFECTIVE DATE

DEC 1 2 2002

CUSIP NO. 749114 10 4

NUMBER 2562

QUOTEMEDIA.COM, INC.

SHARES 60,000

AUTHORIZED COMMON STOCK: 50,000,000 SHARES
PAR VALUE: $.001

THIS CERTIFIES THAT Richard William Jackson

RESTRICTED STOCK

IS THE RECORD HOLDER OF
*** Sixty Thousand ***

Shares of QUOTEMEDIA.COM, INC. Common Stock
transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Countersigned & Registered:
Stalt, Inc.
848 Tanager Street, Suite N
Incline Village, NV 89451
(775) 831-3335

Authorized Signature

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: December 17, 2002

QUOTEMEDIA.COM, INC. CORPORATE Seal NEVADA

SECRETARY

PRESIDENT

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a saving bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian
(Cust) (Minor)
under Uniform Gifts to Minors
Act..
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

[ ]

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OR ASSIGNEE)

____

____

____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS A COMPLIANCE WITH THE REGISTRATION PROVISIONS OF SUCH ACT HAS BEEN MADE OR UNLESS AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION PROVISIONS HAS BEEN ESTABLISHED, OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933.

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 144

OMB APPROVAL	
OMB Number:	3225-0101
Expires:	September 30, 1998
Estimated average burden hours per response	2.0

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

NOTICE OF PROPOSED SALE OF SECURITIES
Pursuant to Rule 144 under the Securities Act of 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Quotemedia Inc	912008633	

1 (d) ADDRESS OF ISSUER — STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE	NUMBER
17100 E. Shea Blvd Suite 230	Fountain Hills	AZ	85268	480	905-7311

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) SOCIAL SECURITY NO. OR I.R.S. IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET CITY STATE ZIP CODE
Dr. Richard Jackson			5340 Leslie Cres. Nanaimo, B.C. V9V 1S9

INSTRUCTION: *The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number*

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3 (e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities (See instr. 3(g))
Quotemedia.com Inc Common	SCOTIA CAPITAL INC. Scotia Plaza, [illegible] WEST P O BOX 4085, STATION "A" TORONTO, ONTARIO M5W 2X6		60,000		58,664,204	12/12/03	OTC BB

INSTRUCTIONS:

1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code
2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's Social Security or I.R.S. Identification Number
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code
3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate Date on which the securities are sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Comma	11/28/02	Private Placement.	Quotemedia.Com Inc	60,000	11/28/02	Check

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (XXX) of Rule 144, furnish full information with respect thereto.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Richard Jackson 5340 Leslie Cres Nanaimo, BC V9V 1S9	Comma	13/04/03		25,800

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

Dec. 17, 2003
DATE OF NOTICE

X [signature]
(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[redacted] CA61

Irrevocable Power of Attorney
For Stocks or Bonds

BRANCH			ACCOUNT					T	C
4	1	0	3	2	1	5	4	1	6

Dr. Richard W Jackson Inc
Name of Account Holder

For Value Received the undersigned hereby sells, assigns and transfers unto

SCOTIA CAPITAL INC.
SCOTIA PLAZA 40 KING ST. WEST
P.O. BOX 4085, STATION 'A'
TORONTO, ONTARIO M5W 2X6

600,000 Units/Shares/Par Value of
(Enter Number of Shares, etc.) (Enter Name of Security)

Quotemedia.com, Inc.

standing in the name of the undersigned on the books of the said corporation represented by Certificate(s)

No.(s) ______________________ and hereby

irrevocably constitutes and appoints ______________________

the attorney of the undersigned to transfer the said security on the books of the said Corporation with full power of substitution in the premises.

▶ [signature] Signature of Registered Holder(s) — Nov. 24, 2003 Date

▶ [signature] Signature of Registered Holder(s) — Date

In the Presence of

X [signature]
Signature of Witness

Lori Stefanson
Name of Witness (Please Print)

It is hereby certified that the transfer of the accompanying instrument(s) is made under such circumstances as to come within one of the exemptions specified in Section 270(5) of the tax law of the State of New York and that evidence in proof of the exemption is maintained by the undersigned and is available for inspection by representatives of the New York Tax Commission.

SCOTIA CAPITAL INC.

873 3079 (7/00)

The Bank of Nova Scotia
ISS Securities Operations, Scotia Plaza
40 King Street West, 23rd Floor
Toronto, Ontario
Canada M5H 1H1

Scotiabank

January 8, 2004

American Exchange
Market Investment Department
Form 14486 Trinity Place 5th Floor
New York, NY 10006
USA

Attn: Library

Dear Sirs

Enclosed is a copy of form 144 Proposed Sales for Security

Covering the sale of 60,000 shares of QUOTEMEDIA.COM,INC

common stock by RICHARD WILLIAM JACKSON

Yours truly

SCOTIA CAPITAL INC

Date: Jan 7 /04

Re: Quotemedia Inc .

Dear Sir/Madam:

In connection with the sale by me of 60,000 shares of common stock of Quotemedia Inc under Rule 144 of the Securities Act of 1933, I hereby represent to you that:

1. I have not made, and will not make, any payment in connection with the execution of the above order to any persons other than SCOTIA CAPITAL INC.
2. I have not solicited or arranged for the solicitation of orders to buy in anticipation of or in connection with this transaction.
3. I have not sold any shares of the Company within the preceding three (3) months, and I have no sale orders open with any other broker, and will not place any pending execution or cancellation of this order.
4. To the best of my knowledge, members of my immediate family and others with whom I am acting in concert or am closely associated have not sold shares of the Company stock within the preceding three (3) months.
5. I have not had a short position in, or any put or other option to dispose of any securities of the Company within the preceding twenty-four (24) months.
6. In the event that any or all of the securities I am selling are restricted securities as defined in paragraph (1) (3) of Rule 144, I warrant that I have beneficially owned these securities for a period of at least one (1) year as computed in accordance with paragraph (d) of Rule 144.
7. Enclosed is an executed copy of Form Rule 144, three copies of which were transmitted to the Securities and Exchange Commission and one copy of which was sent to the ____________________ Stock Exchange on ______________.
8. (I understand that no form need be filed if the amount of securities to be sold during any three (3) month period does not exceed 500 shares and the aggregate does not exceed $10,000 worth of securities.

I am familiar with Rule 144 of the Securities and Exchange Commission and agree that you may rely upon the above statements in executing the order referred to above.

Signed ____________________

Scotia Plaza
40 King Street West
P.O. Box 4085, Station "A"
Toronto, Ontario
Canada M5W 2X6

Tel: (416) 863-7411

ScotiaMcLeod™

Date: Jan. 7/04

Re: Quotemedia Inc

Dear Sir/Madam:

In connection with the sale of 60,000 shares of subject company by our client, Dr. Richard Jackson which sale has been made under Rule 144, as promulgated under the Securities Act of 1933, as amended, Scotia Capital advises that it:

1. has fully complied with the "Manner of Sale" provisions as contained in paragraph (f) of the Rule.
2. has received no more that the usual and customary broker or dealer compensation.
3. has neither solicited nor arranged for the solicitation of orders to buy the Securities in anticipation of or in connection with the aforementioned transaction.
4. has made reasonable inquiry as required by Rule 144 and is unaware of any circumstances indicating that the seller is failing to comply with the Rule.

In addition, please find enclosed herewith a copy of Dr. Richard W. Jackson Seller's Representation Letter and Notice of Proposed Sale as filed with the Securities and Exchange Commission, (and ____________ Stock Exchange).

We would appreciate it if you would furnish us with a copy of your opinion letter to the transfer agent authorizing them to transfer said shares free of any restrictive legends.

Very truly yours,

[signature]